Adopted 12/29/50

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.

FORM U-3A3-1

TWELVE-MONTH STATEMENT BY BANK CLAIMING EXEMPTION AS A HOLDING
COMPANY, OR EXEMPTION FROM SECTION 9(a)(2) OF THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935 UNDER RULE 3 OF THE GENERAL RULES AND
REGULATIONS UNDER THE ACT

(Note: No statement on this form need be filed unless an answer other than “None” is required under items 1 or 2.)

Statement for 12-month period ending February 28, 2001.

Name of bank    Mellon Bank, N.A.

Address            One Mellon Center, Pittsburgh, PA 15258-0001

Organized in the year 1902 under the laws of the United States of America and subject to regulation or examination under the laws of the United States

      If this statement is submitted by a receiver, conservator, or liquidating agent, state name and status: N/A

IT IS HEREBY CERTIFIED BY THE UNDERSIGNED THAT ACCORDING TO THE RECORDS OF THE UNDERSIGNED AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF:

      1. The following tabulation sets forth the total amount of voting securities of each public-utility company or holding company which the bank, as of the end of the 12-month period, owned, controlled or held in any one or more of the following categories:

(i) beneficially; or

(ii) as trustee or in any fiduciary capacity other than a customary custodian relationship; or

(iii) as collateral to secure any bond, note or other evidence of indebtedness which is in default as to interest or principal for a period of 90 days or more or which has been placed by a Federal or State supervisory agency in classes II, III or IV, or comparable loan classification.

Name of Company and Description of Securities	Total Outstanding	Total Owned, Controlled or Held by Bank	Nature of Holding

(a)	(b)	(c)	(d)

Energy East Corporation Common Stock	118,026,998	970,115	(ii)

Instructions to Item 1.

1.	Securities representing less that 5% of the outstanding voting securities of the issuer need not be reported unless the issuer is a company named in the answer to item 2 or item 3 of this form.

2.	No securities need be reported which are owned, controlled or held under a collateral trust agreement or mortgage, securing bonds or any similar instruments, which is not in default as to principal or interest for a period of 90 days or more, unless such trust agreement or mortgage gives the bank the right to vote securities pledged thereunder prior to default.

3.	Only the class of voting securities need be described which was owned, controlled or held by the bank. Other securities of the same issuer need not be described.

4.	In column (b) state the total number of shares outstanding of the class of securities described in column (a).

5.	Under column (d), “Nature of Holdings”, indicate by appropriate symbol upon what basis the bank holds the security, e.g., “(i)” if beneficially held, “(ii)” as trustee, etc.

2. The following tabulation sets forth all loans which the bank had outstanding, as of the end of the 12-month period, to any public-utility company or holding company not in a registered holding company system, which were in default or placed by a Federal or State bank supervisory agency in classes II, III or IV or comparable loan classification:

Voting Securities of Public-Utility or Holding
Companies Pledged to Secure Such Loans

Number of Shares
		Description of Security		Pledged
Name of Company	Amount of Loan
(a)	(b)	(c	)	(d )

None

Instructions to Item 2.

1.	In column (a) indicate by a symbol loans which were in default as to interest or principal for 90 days or more or which were carried on the books of the bank at less than principal amount or for which a specific reserve was carried.

2.	Loans extended in conjunction or participation with others should be so designated and the proportionate interest of the bank in the loan and the security pledged thereunder should be indicated.

3.	See General Instruction 7. Public disclosure.

      3. The following tabulation identifies all representatives of the bank on the board of directors of any public-utility or holding company, and all officers, employees or directors of the bank who were officers or directors of any such company, at the end of the 12-month period:

		Official Position	Official Position
Name of Company	Name of Individual	with Company	with Bank
(a)	(b)	(c)	(d)

Energy East Corporation	Wesley W von Schack	Chairman, President and Chief Executive Officer	Director

      4. The following tabulation sets forth all loans to any officer or director of any company listed in the answer to item 1 or item 2 hereof, in excess of $25,000 principal amount and not fully secured, which the bank had outstanding as of the end of the 12-month period:

Name of Company	Name of Borrower	Position of Borrower with Company	Amount of Loan
(a)	(b)	(c)	(d)

None

Instructions to Item 4.

1.	The term “fully secured” means secured by readily marketable securities dealt in on any national securities exchange or in any recognized over-the-counter market, equal in value at least to the amount of the loan, or secured by life insurance policies having a cash surrender value at least equal to the amount of the loan.

2.	Loans extended in conjunction or participation with others should be so indicated and the proportionate interest of the bank in the loan indicated.

3.	See General Instruction 7. Public disclosure.

      5. The following tabulation sets forth all notes or other evidences of indebtedness in excess of $100,000 aggregate principal amount owing by any company, listed in the answer to item 1 of this statement, or by any subsidiary of such company, owned beneficially by the bank at the end of the 12-month period and not reported under item 2 of this statement:

Name of Company	Amount of Indebtedness	Form of Indebtedness
(a)	(b)	(c)

New York State Electric & Gas Corporation	$40,781,250	Direct Pay Letter of Credit

Energy East Corporation	$20,000,000*	364 day Unsecured Revolving Credit

*	Of the $20,000,000 revolving credit, $11,666,667 is currently outstanding.

      6. The following tabulation sets forth and describes all arrangements under which the bank received fees in excess of $10,000 during the 12-month period from any of the companies listed in the answers to items 1, 2 or 3 of this statement, or from any subsidiary of any such company, in the bank’s capacity as indenture trustee, transfer agent, registrar or paying agent in respect of securities issued or assumed by the company:

Name of Company	Amount of Fees	Services for which Fees were Paid
(a)	(b)	(c)

Energy East Corporation	*	Transfer Agency

	*	Exchange and Information Agent for Acquisition of CTG Resources, Inc.

	*	Disbursing and Information Agent for Acquisition of Berkshire Energy Resources, Inc.

	*	Exchange and Information Agent for Acquisition of Connecticut Energy Corporation

	*	Disbursing and Information Agent for Acquisition of CMP Group, Inc.

New York State Electric & Gas Corporation	*	Redemption Agent on $7.40 Preferred

TOTAL	*$681,000	(*These fees were received by an entity that prior to December 1, 2000 was 50% owned, and after that date 100% owned, by an affiliate of Mellon Bank, N.A.)

      7. This statement covers all foreign as well as domestic offices of this bank and its subsidiaries, except as follows:   N/A

March 30, 2001 (Date)

(CORPORATE SEAL)	Mellon Bank, N.A. (Name of Bank)

Attest:

By Carl Krasik

(Signature of Officer)

Associate General Counsel and Assistant Secretary (Title)

Elaine Beck Oresti (Signature of Officer)

Secretary (Title)